July 12, 2005



Mr. William E. Prince
Chief Executive Officer and Principal Financial Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, South Carolina  29566


	Re:	Integrated Environmental Technologies, Ltd.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 17, 2005
		File No. 0-26309


Dear Mr. William E. Prince:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Industrial Oil from Plants, page 10

1. We note your statement that "the potential long-term market of Veronia is estimated to be in the hundreds of millions of dollars."
On a supplemental basis, please provide us with supporting documentation upon which you reached this conclusion. Also, ensure to provide adequate disclosure that objectively supports such statements.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note that the auditors` report does not reflect the name of your independent auditors nor does it reflect their signature. Please request that your auditors revise their report such that it fully complies with Rule 2-02(a) of Regulation S-X. Refer to Note 2 to Item 310 of Regulation S-B.

Financial Statements

Consolidated Statement of Cash Flows, page F-5

3. Please explain the nature of the amount reported as a non cash financing activity for a Reverse stock split. Refer to SAB Topic
4:C.

Note 1 - Significant Accounting Policies, page F6

Organization and business

4. Please address each of the following to provide additional disclosure that addresses each of the following regarding your January 17, 2002 transaction which you describe as a triangular merger.

* Clarify both the legal and accounting form of the transaction.

* Clarify whether the transaction was accounted for at historical cost or at fair value.

* Identify the accounting acquirer and the accounting target(s)

* We note that NHL acquired 100% of Naturol`s common stock for 10,000,002 common shares of NHL. Indicate the voting ownership that this represented of NHL.

* Explain, if true, that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target

* We note that you disclose that you, Integrated Environmental
Technologies (IET), were incorporated on February 2, 1999. Please explain why you have presented financial information from the June 18, 2001 inception date of Naturol Inc (Naturol).

* Explain, if true, that the capital structure of the accounting
Acquirer is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to reverse merger accounting.

* Please explain why you have reported Naturol`s common shares on your statement of stockholders` equity prior to the reverse merger line item.

* Clarify the role of both Coronado Explorations Ltd (CEL) and
Coronado Subsidiary Corp (CSC) in the transaction.

* Clarify how NHL`s assumption of a note due from CEL to a stockholder of Naturol impacted the transaction and how it was accounted for in the transaction.

* Clarify how the CEL common shares outstanding impacted the transaction and how it was accounted for in the transaction.

We may have further comments.

Stock-based Compensation

5. Disclose your accounting policy for stock-based compensation for employees and non-employees.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. William E. Prince
Integrated Environmental Technologies, Ltd.
July 12, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010